Exhibit 99.4
Global Investor Call Presentation Script
Legal Disclaimer Language (Cythnia Hiponia, The Blueshirt Group Investor Relations) (Slide 1)
Thanks [operator name]. Hello and thank you for joining us on today’s conference call to discuss Acer Incorporated’s proposed acquisition of Gateway, Inc.. This call is also being broadcast live over the web, and can be accessed in the Investor Relations section of the Acer website at www.acer.com until September 3rd. It is also available at Gateway’s website at www.Gateway.com.
Today, on businesswire, Acer issued a press release announcing a definitive agreement to acquire Gateway. The text of this release is available on Acer’s website at www.Acer.com and Gateway’s website at www.Gateway.com.
Before we begin, I’d like to make the following legal disclaimer statement. During the course of this conference call, Acer’s statements that are not historical facts are forward-looking statements that indicate actions or results of actions that may occur in the future, based on current available information and underlying assumptions. Acer does not warranty their accuracy, reliability and completeness. There are a number of factors such as economic conditions, the firms abilities, and industry environment that could cause actual results and developments to differ materially from those expressed or implied by forward looking statements. Investors should not place undue reliance on them.
On today’s call are JT Wang, Chairman and CEO of Acer, Gianfranco Lanci, President of Acer, and Ed Coleman, CEO of Gateway. I would now like to turn the call over to Acer’s Chairman J.T. Wang.
Introductory Remarks (JT) (Slide 2)
Good evening ladies and gentleman. Thank you for joining us today as we announce an important strategic move for Acer and our shareholders. Today, our announcement on the proposed acquisition of Gateway marks a significant change in corporate strategy. Most importantly, with this acquisition we transition from operating a single brand to managing multiple brands.
Before I hand the floor over to Gianfranco and Ed to walk you through the detailed rationale behind this proposed transaction, I just wanted to mention a few of the key highlights. With the addition of Gateway, Acer will consolidate its position as the 3rd largest PC vendor globally. Gateway’s strong US presence and household brand will complete our global footprint, and add scale. And as a result of the significant increase in scale, we also believe there is an opportunity for this transaction to create significant synergies, and subsequently, value for our shareholders. Furthermore, we believe a multi-brand strategy is the optimal approach to compete in today’s highly segmented market and provides greater value to our customers through differentiated offerings.
We are convinced that a combined Acer-Gateway creates more value to our shareholders, employees, and customers and clearly creates a more diversified and formidable Company that can achieve greater profits, cash flows, and returns than either Company could have achieved individually. Now, I’ll hand it over to Gianfranco to take you through the presentation materials.
Slide 3 (Gianfranco)
Turning to the details of the transaction itself. Under the terms of the agreement unanimously approved by both Board of Directors of both companies, Acer will acquire Gateway for US$1.90 per share in an all cash acquisition via a cash tender offer. This price represents a total consideration of US$710 million. We believe that this represents an attractive premium for Gateway’s shareholders and a bright future for Gateway’s employees. Yesterday, Gateway announced that it is in discussions with a 3rd party to divest its Professional Business in order to focus its products on the consumer. In addition to the acquisition of Gateway itself, Gateway has announced its intention to exercise its Right of First Refusal to acquire Packard Bell provided to Gateway from Packard Bell’s current majority owner. From a financial perspective, the transaction is expected to be accretive to Acer’s 2008 earnings — without synergies. Significant revenue and cost synergies are expected — approximately US$150 million per year. Acer intends to launch a tender offer for Gateway shares within the next 10 days and this tender will remain outstanding for at least 20 business days. We anticipate closing the transaction in the fourth quarter of this year. Citigroup Global Markets served as our exclusive strategic and financial advisor and Goldman Sachs served as advisor to Gateway.
Slide 4 (Gianfranco)
Gateway is a leading provider of PCs in the US retail market. This is an attractive market for Acer as it has shown growth in excess of the overall PC market. Gateway’s brands, both Gateway and eMachines, are household names as evidenced by Gateway’s strong consumer and retail market share. Gateway’s product line up includes notebooks and desktops aimed at all price points as well as the sale of monitors. Financially speaking, Gateway adds another US$3.1 billion in revenue to Acer, excluding the Professional Business, which will significantly enhance our scale.
I will now turn the call over to Ed Coleman, Chief Executive Officer of Gateway.

Slide 5 (Ed Coleman & Gianfranco)
Ed: Thanks Gianfranco and good evening everyone. Acer’s proven execution track record, leading market positions, strong balance sheet, and strong reputation as a global leader in the PC market make the combination attractive for our customers and employees. Combining our two companies allows us to transcend what we have accomplished individually and significantly reshapes and re-energizes our industry.
The combination of Acer and Gateway creates a truly global PC leader. Our combined companies have over US$15 billion in revenue and together we will ship in excess of 20 million PCs per year. Through a combination with Gateway, Acer will strengthen its position as the 3rd largest PC vendor in the world behind HP and Dell and the 3rd largest provider of notebook computers — increasingly the form factor of choice for today’s consumer. Together, we will now have a strong position in the world’s leading markets including the US, Europe and Asia.
Acer is an outstanding strategic partner for Gateway, and we are extremely excited about the potential for this combined Company going forward and the value creation that it represents. I will now turn the call back over to Gianfranco.
Gianfranco: Thanks Ed. We are equally excited about the prospects of the combined company. We will continue to focus on our user centric model and Gateway’s positioning further enhances our ability to serve different segments of the market. The addition of the Gateway and eMachines brands will create a portfolio of branded PCs targeted specifically to the markets who value them most. Acer and Gateway will also benefit from and leverage each other’s strengths in notebooks and desktops, respectively. And lastly, the combined companies will enjoy a stronger financial profile as a result of greater scale and cost savings.
Slide 6 (Gianfranco)
The PC market has experienced year over year declines in product prices over the past two decades. Scale and a global presence are a must in our hypercompetitive market. This combination creates the 3rd largest provider of PCs in the world and provides us the scale to remain competitive. Moreover, Acer believes that a single brand approach to a complex, multi-segmented market has many disadvantages. Our combined three brands have specific targeted markets and we will continue to vigorously support and sustain those brands and market them where they perform best. Acer’s presence in the US market is a growing one and the addition of Gateway provides us instant scale in a very important market for PCs. In particular, the US retail market where Gateway is a leading player is an attractive, growing market. Finally, the combination of our operations of Acer and Gateway will provide significant synergies pre-tax of the order of US$[150] million in 2008 to our shareholders by leveraging the combined global economies of scale of manufacturing, logistics, procurement, design, engineering, and service.
Slide 7 (Gianfranco)
As I mentioned, the new Acer will be the #3 largest PC company in the world. Our notebook market share in particular is within striking distance of the #2 position and our goal is to be the top worldwide vendor of notebook computers — the fastest growing form factor of the PC market.
Slide 8 (Gianfranco)
The addition of Gateway undoubtedly adds significant scale as measured by global unit shipments. The natural fit between Acer and Gateway is evident in examining the focus of each company. Acer is strong in notebooks with nearly 10 million units shipped in 2006, while Gateway has had more of a focus on desktops. Each company will benefit from leveraging the other’s respective experiences in these two markets. On a combined basis, Acer and Gateway would have sold 19 million PCs globally in 2006 and that figure is over 20 million at today’s production velocity.
Slide 9 (Gianfranco)
Gateway helps us complete our global footprint with the addition of strong US market share. We will achieve double-digit market share in the US notebook and overall US PC market as a result of the combination. Our core market in Europe is largely unaffected as there is no significant overlap and risk of cannibalization. The same holds for Asia, but I would like to point out that we are very excited about Gateway’s recent announcement of its launch into China. We believe the Chinese consumers are seeking a strong US branded PC alternative. Gateway is a brand we believe will do well in the medium to high price segments in China and as such are looking forward to leveraging our own distribution in China and elsewhere in Asia.
Slide 10 (Gianfranco)
This next slide represents how a multi-branded strategy will advantage Acer in an increasingly complex PC market. Ten years ago the PC market was a third of its size today and vendors primarily targeted two markets — consumers and corporate PC users. Today the market is much larger and more fragmented. The ability to offer unique, highly-sought brands in unique markets provides us with a competitive advantage over the mono-brand PC providers. All the while, we will be leveraging a common back-end eliminating inefficiencies and taking advantage of our combined global scale.
Slide 11 (Gianfranco)
The US retail and SMB PC market is an important and growing market and our combined companies will create a formidable #2 competitor in that market. We believe US retailers and their customers will view this combination as a positive development by creating greater balance among the top PC vendors. Furthermore, we will continue to provide the same value using Gateway and eMachines brands that we have provided using Acer brand. I would like to note that Acer’s sales in US have grown over 100% per year in the last 3 years as consumers find high value in our products. On the monitor side, Gateway’s strength in monitors will provide Acer with a #1 position in this market. We like what Gateway is doing in the development of larger, more advanced monitors driven by consumer demand.
Slide 12 (Gianfranco)
This combination of our companies is expected to create customer benefits, cost reductions, and synergies neither company could have achieved on its own. On the revenue side, there are opportunities for cross-selling, by leveraging retail relationships of both Gateway and Acer. We anticipate the multiple-brand strategy to result in targeted product lines that will enhance sales growth. Acer will also leverage Gateway’s monitor technology in Acer screens to increase our own standalone monitor sales.
On the cost side, reductions in Microsoft COA per unit charges due to increased scale, reductions in ODM costs through consolidation of our combined supply chain, improving the efficiency of back office functions, and the elimination of Gateway’s public company costs together provide significant cost savings.
While some synergies will be achieved immediately after closing, it could take up to 12 months to fully integrate this acquisition and realize the full synergy potential, which we estimate to be at least US$150 million pre-tax.
Slide 13 (Gianfranco)
When you compare the geographical market focus of the two companies it is clear that this combination makes a lot of sense. Acer’s strength in Europe and Asia will help Gateway to make better inroads with the retailers in those regions. Conversely, Gateway’s leading US retail position will help Acer to do the same.

After the combination you can see that Acer will be a more geographically diversified company with revenues split almost equally between the US, Europe, and Asia, including Taiwan.
Slide 14 (Gianfranco)
In this last slide, we wanted to provide you with a sense of scale should Gateway acquire Packard Bell through its right of first refusal as they have intended to do so. The combined three companies would manufacture over 21 million PCs per year with Packard Bell providing increased strength in the European market. This would further strengthen our positioning as the #3 PC vendor globally.
Closing Remarks (JT)
In closing, I would like to reemphasize how excited we are to bring together two of the leading providers of personal computers to consumers around the globe. We believe a portfolio approach to targeting consumers and meeting their diverse needs is the best strategy to continue to grow our top line. Scale has never been more important and this transaction provides us the scale to compete in today’s global market. Thank you for your participation today. I would now like to entertain your questions.

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF GATEWAY’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACER INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. ONCE FILED, GATEWAY STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, GATEWAY STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS OR FROM ACER.